EXHIBIT I.3
PROPOSED FORM OF NOTICE
(Release No. 35 - _______ ; 70 - 8875)

POST EFFECTIVE AMENDMENT NO. 11
TO
FORM U-1
(AMENDMENT NO. 13)

APPLICATION/DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


________________________, 1999

        Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH"), Western Massachusetts Electric Company ("WMECO"), and North Atlantic Energy Corporation ("NAEC"), each an electric utility subsidiary of NU and, collectively with NU, the "Applicants", NU Enterprises, Inc. ("NUEI"), a sub-holding company over NU's non-utility subsidiaries, Northeast Generation Company ("NGC"), Northeast Generation Services Company ("NGS"), Select Energy, Inc. ("SE") and Mode 1 Communications, Inc. ("Mode 1"), each a non-utility subsidiary of NU, and Holyoke Water Power Company ("HWP") have filed with the Commission a post-effective amendment (the "Amendment") to their Application/Declaration in File No. 70-8875 pursuant to the Act. NU and WMECO are located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01090-0010, CL&P, NUEI, NGC, NGS, SE, and Mode 1 are located at 107 Selden Street, Berlin, Connecticut 06037, PSNH and NAEC are located at 1000 Elm Street, Manchester, New Hampshire 03105, and Holyoke Water Power Company is located at 1 Canal Street, Holyoke, MA 01040.

        The Applicants seek Commission authorization to continue to incur short-term debt on the terms set forth in the Application through and including December 31, 2000 as authorized by the Commission by Order dated November 20, 1996 (HCAR No. 35-26612) and Supplemental Orders dated February 11, 1997 (HCAR No. 35-26665), March 25, 1997 (HCAR No. 35-26692), May 29,
1997 (HCAR No. 35-26721), January 16, 1998 (HCAR No. 35-26816) and May 13,
1999 (HCAR No. 35-27004) in this File No. 70-8875. The short-term borrowings for NU, CL&P and WMECO (collectively, the "Borrowers") have taken and will take a variety of forms, including short-term notes issued to bank and non-bank lending institutions through formal and informal credit lines, commercial paper issuances, open-account advances by NU to certain of its subsidiaries and use of the NU system money pool. Among the formal credit lines with lending institutions currently in effect are a revolving credit facility to which CL&P and WMECO are parties (the "Existing System Revolver") and an unsecured revolving credit facility for NU (the "Existing NU Facility"). Both the Existing System Revolver and the Existing NU Facility will expire on November 21, 1999 and will be replaced by the short-term borrowings which are the subject of the Amendment.

        The Borrowers request authorization to engage in certain financing transactions for which the specific terms and conditions are not known at this time, and which may not be covered by Rule 52, without further approval by the Commission. The following general terms will be applicable to the financing transactions requested to be authorized. The effective cost of money on borrowings occurring pursuant to the authorization granted under the Application will not exceed 400 basis points over the base rate in effect from time to time of the bank or financial institution identified for such purpose with respect to the relevant financing or, if no such base rate is identified, the base rate in effect from time to time of a representative money center bank. The maturity of debt incurred will not exceed 364 days. The fees, commissions, or other similar remuneration paid in connection with the issuance of such debt or the entering into of credit facilities with respect to debt incurred pursuant to the Application will not exceed 3% of the principal amount of such debt. Borrowings from banks and other financial institutions may be either unsecured or secured. To the extent required, the provision of any collateral to secure debt incurred pursuant to the Application will be approved by applicable state regulatory commissions. Specific terms of any borrowings will be determined by the Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any note or agreement executed pursuant to the authorization will be filed under cover of the next quarterly report under Rule 24.

        In addition, 1) WMECO seeks Commission authorization to increase its short-term borrowing limit from $150 million to $250 million ; and 2) NU seeks Commission authorization to increase its short-term borrowing limit from $200 million to $400 million . NU believes a higher level of short-term authorization is required to provide the flexibility and support of its regulated and unregulated subsidiaries which is needed to compete effectively in the rapidly growing energy industry.

        The Amendment and any further amendments thereto are available for public inspection through the Commission's Office of Public Reference. Any interested persons wishing to comment or request a hearing on the Amendment should submit their views in writing by ____________, 1999, to the Secretary, Securities and Exchange Commission, Washington D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Amendment as filed or as it may be amended, may be permitted to become effective.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.


________________________________
    Secretary